Exhibit 3.1

CERTIFICATE OF INCORPORATION
of
ALEANNA, INC.
(a Delaware Corporation)

ARTICLE I
NAME

The name of the corporation is AleAnna, Inc. (the “Corporation”).

ARTICLE II
REGISTERED AGENT

The address of the Corporation’s registered office in the State of Delaware is Corporation Service Company, 251 Little Falls Drive, Wilmington, County of New Castle, Delaware 19808. The name of its registered agent at such address is: Corporation Service Company.

ARTICLE III
PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as amended from time to time (the “General Corporation Law”). The Corporation is being incorporated in connection with the domestication of Swiftmerge Acquisition Corp., a Cayman Islands exempted company (“SPAC”), to a Delaware corporation, and this Certificate of Incorporation is being filed simultaneously with the Certificate of Corporate Domestication of SPAC.

ARTICLE IV
STOCK

Section 4.1 Authorized Stock. The total number of shares of all classes of stock that the Corporation shall have authority to issue is 223,500,000 shares, consisting of (i) 222,500,000 shares of common stock, divided into (a) 150,000,000 shares of Class A common stock, with the par value of $0.0001 per share (“Class A Common Stock”); (b) 2,500,000 shares of Class B common stock, with the par value of $0.0001 per share (“Class B Common Stock”); and (c) 70,000,000 shares of Class C common stock, with the par value of $0.0001 per share (“Class C Common Stock” and, together with Class A Common Stock and Class B Common Stock, “Common Stock”); and (ii) 1,000,000 shares of preferred stock, with the par value of $0.0001 per share (“Preferred Stock”).

Section 4.2 No Class Vote on Changes in Authorized Number of Shares of Stock. Subject to the rights of the holders of any one or more series of Preferred Stock then outstanding, the number of authorized shares of any class of Common Stock or Preferred Stock may be increased or decreased, in each case by the affirmative vote of the holders of a majority of the total voting power of the outstanding shares of capital stock of the Corporation entitled to vote thereon, voting together as a single class, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law, and no vote of the holders of any class of Common Stock or Preferred Stock voting separately as a class will be required therefor. Notwithstanding the immediately preceding sentence, the number of authorized shares of any particular class may not be decreased below the number of shares of such class then outstanding, plus, in the case of Class A Common Stock, the number of shares of Class A Common Stock issuable in connection with (x) the exchange of all outstanding Class C LLC Units (as defined below) (together with the surrender for cancellation of all outstanding shares of Class C Common Stock), pursuant to the HoldCo LLC Agreement (as defined below), and (y) the exercise of outstanding options, warrants, exchange rights, conversion rights or similar rights for Class A Common Stock.

Section 4.3 Automatic Conversion of Class B Common Stock. All of the shares of Class B Common Stock that are outstanding immediately prior to the Effective Time (as defined in that certain Agreement and Plan of Merger, dated as of June 4, 2024 (as amended by that certain First Amendment to Agreement and Plan of Merger, dated as of October 8, 2024), by and among the Corporation (f/k/a Swiftmerge Acquisition Corp., a Cayman Islands exempted company), HoldCo, Swiftmerge Merger Sub LLC, a Delaware limited liability company, and AleAnna Energy, LLC, a Delaware limited liability company) shall automatically convert into shares of Class A Common Stock on a one-for-one basis at the Effective Time.

Section 4.4 Common Stock.

(a)	Voting Rights.

(i)	Each holder of Common Stock will be entitled to one vote for each share of Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote, except that, to the fullest extent permitted by applicable law and subject to Section 4.4(a)(ii), holders of shares of each class of Common Stock, as such, will have no voting power with respect to, and will not be entitled to vote on, any amendment to this Certificate of Incorporation (as amended, amended and restated, supplemented or otherwise modified from time to time, including any certificate of designations relating to any outstanding series of Preferred Stock, this “Certificate of Incorporation”) that relates solely to the terms of any outstanding series of Preferred Stock if the holders of such series of Preferred Stock are entitled to vote as a separate class thereon under this Certificate of Incorporation or under the General Corporation Law.

(ii)	(1) The holders of the outstanding shares of Class A Common Stock shall be entitled to vote separately as a single class upon any amendment to this Certificate of Incorporation (including by merger, consolidation, reorganization or similar event) that would alter or change the powers, preferences, special or other rights of Class A Common Stock in a manner that is disproportionately adverse as compared to the powers, preferences, special or other rights of Class C Common Stock and (2) the holders of the outstanding shares of Class C Common Stock shall be entitled to vote separately as a single class upon any amendment to this Certificate of Incorporation (including by merger, consolidation, reorganization or similar event) that would alter or change the powers, preferences, special or other rights of Class C Common Stock in a manner that is disproportionately adverse as compared to the powers, preferences, special or other rights of Class A Common Stock.

(iii)	Except as otherwise required in this Certificate of Incorporation or by applicable law, the holders of Common Stock will vote together as a single class on all matters (or, if any holders of one or more outstanding series of Preferred Stock are entitled to vote together with the holders of Common Stock, as a single class with the holders of such one or more series of Preferred Stock).

(b)	Dividends; Stock Splits or Combinations.

(i)	Subject to applicable law and the rights, if any, of the holders of any outstanding series of Preferred Stock or any other class or series of stock having a preference senior to or the right to participate with Class A Common Stock with respect to the payment of dividends, dividends and other distributions of cash, stock or property may be declared and paid on Class A Common Stock out of the assets of the Corporation that are by law available therefor, at the times and in the amounts as the Board of Directors of the Corporation (the “Board”) in its discretion may determine.

(ii)	Except as provided in Section 4.4(b)(iii) with respect to a Stock Adjustment (as defined below), dividends of cash or property may not be declared or paid on shares of Class C Common Stock.

(iii)	In no event will any stock dividend, stock split, reverse stock split, combination of stock, reclassification or recapitalization be declared or made on any class of Common Stock (each, a “Stock Adjustment”) unless (a) a corresponding Stock Adjustment for all other classes of Common Stock is made in the same proportion and the same manner and (b) a corresponding Stock Adjustment on the Class A LLC Units (as defined below) or the Class C LLC Units, as applicable, is made in the same proportion and in the same manner. Stock dividends with respect to each class of Common Stock may only be paid in shares of stock of the same class of Common Stock.

(c)	Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation and the payment of the preferential amounts, if any, to which the holders of any one or more series of Preferred Stock then outstanding are entitled pursuant to this Certificate of Incorporation, the holders of all outstanding shares of Class A Common Stock will be entitled to receive, pari passu, an amount per share equal to the par value thereof, and thereafter the holders of all outstanding shares of Class A Common Stock will be entitled to receive the remaining assets of the Corporation available for distribution ratably in proportion to the number of shares of Class A Common Stock. Without limiting the rights of the holders of Class C Common Stock to exchange their Class C LLC Units (together with the surrender for cancellation of a corresponding number of shares of Class C Common Stock) for shares of Class A Common Stock in accordance with the HoldCo LLC Agreement, the holders of shares of Class C Common Stock, as such, will not be entitled to receive, with respect to such shares, any assets of the Corporation in excess of the par value thereof, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

(d)	Transfer of Class C Common Stock. The transfer of one or more Class C LLC Units by a holder thereof in accordance with the HoldCo LLC Agreement shall result in the automatic transfer of an equal number of shares of Class C Common Stock held by the same holder to the same transferee. No holder of Class C Common Stock shall transfer any share of Class C Common Stock other than with a corresponding Class C LLC Unit in accordance with the HoldCo LLC Agreement. If any outstanding share of Class C Common Stock ceases to be held by a holder of a corresponding Class C LLC Unit, such share shall automatically, and without further action on the part of the Corporation or any holder of Class C Common Stock, be cancelled for no consideration.

(e)	Exchange and Cancellation of Class C Common Stock. To the extent that a holder of Class C Common Stock exchanges its Class C LLC Units with a corresponding number of shares of Class C Common Stock for shares of Class A Common Stock in accordance with the HoldCo LLC Agreement, the shares of Class C Common Stock so exchanged shall automatically, and without further action on the part of the Corporation or any holder of Class C Common Stock, be cancelled for no consideration.

(f)	Reservation of Shares of Class A Common Stock. The Corporation will at all times reserve and keep available out of its authorized and unissued shares of Class A Common Stock, solely for the purpose of the issuance in connection with the exchange of Class C LLC Units and a corresponding number of shares of Class C Common Stock pursuant to the HoldCo LLC Agreement, the number of shares of Class A Common Stock that are issuable upon exchange of all outstanding Class C LLC Units and all outstanding shares of Class C Common Stock pursuant to the HoldCo LLC Agreement. The Corporation covenants that all the shares of Class A Common Stock that are issued upon the exchange of such LLC Units and a corresponding number of shares of Class C Common Stock pursuant to the HoldCo LLC Agreement will, upon issuance, be validly issued, fully paid and non-assessable.

(g)	Taxes. The issuance of shares of Class A Common Stock upon the exercise by holders of Class C LLC Units of their right under the HoldCo LLC Agreement to exchange their Class C LLC Units and a corresponding number of shares of Class C Common Stock for shares of Class A Common Stock will be made without charge to such holders for any transfer taxes, stamp taxes or duties or other similar tax in respect of the issuance; provided, however, that if any such shares of Class A Common Stock are to be issued in a name other than that of the then record holder of the Class C LLC Units and the corresponding number of shares of Class C Common Stock being exchanged (or The Depository Trust Company or its nominee for the account of a participant of The Depository Trust Company that will hold the shares for the account of such holder), then such holder and/or the Person (as defined below) in whose name such shares are to be delivered shall pay to the Corporation the amount of any tax that may be payable in respect of any transfer involved in the issuance or shall establish to the reasonable satisfaction of the Corporation that the tax has been paid or is not payable.

Section 4.5 Preferred Stock. Shares of Preferred Stock may be issued from time to time in one or more series of any number of shares, provided that the aggregate number of shares issued and not retired of any and all such series shall not exceed the total number of shares of Preferred Stock hereinabove authorized, and with such powers, including voting powers, if any, and the designations, preferences and relative, participating, optional, special or other rights, if any, and any qualifications, limitations or restrictions, if any, thereof, all as shall hereafter be stated and expressed in the resolution or resolutions providing for the designation and issue of such shares of Preferred Stock from time to time adopted by the Board pursuant to authority so to do, which authority is hereby expressly vested in the Board. The powers, including voting powers, if any, preferences and relative, participating, optional, special or other rights, if any, of each series of Preferred Stock, and the qualifications, limitations or restrictions, if any, thereof may differ from those of any and all other series of Preferred Stock at any time outstanding.

ARTICLE V
BOARD OF DIRECTORS

Section 5.1 Number of Directors.

(a)	The business and affairs of the Corporation shall be managed by, or under the direction of, the Board. Unless and except to the extent that the Bylaws of the Corporation (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Bylaws”) shall so require, the election of the directors of the Corporation (the “Directors”) need not be by written ballot. Except as otherwise provided for or fixed pursuant to the provisions of Section 4.5 of this Certificate of Incorporation relating to the rights of the holders of any series of Preferred Stock to elect additional Directors, the total number of Directors constituting the entire Board shall, (a) as of the date of this Certificate of Incorporation, be five (5) and (b) thereafter, shall be fixed exclusively by one or more resolutions adopted from time to time by the Board.

(b)	From and after the election of the initial Directors by the incorporator in accordance with Section 108(a) of the General Corporation Law (the “Classification Effective Time”) and until such time that the Corporation is no longer a “Controlled Company” pursuant to Nasdaq Listing Rule 5615(c)(1) (the “Trigger Date”), and subject to the succeeding provisions of this Section 5.1(b) and Section 5.1(d) of this Article V, the Directors (other than any Preferred Stock Directors (as defined below)) shall be divided into three classes designated Class I, Class II and Class III. Classes I and II shall initially consist of two (2) Directors each and Class III shall initially consist of one (1) Director. The Board is hereby expressly authorized to assign members of the Board (other than any Preferred Stock Directors) already in office to such classes at the Classification Effective Time. The initial Class I Directors shall serve for a term expiring at the first annual meeting of stockholders following the Classification Effective Time; the initial Class II Directors shall serve for a term expiring at the second annual meeting of stockholders following the Classification Effective Time; and the initial Class III Director shall serve for a term expiring at the third annual meeting of stockholders following the Classification Effective Time. Directors elected to replace initial Class I, Class II or Class III Directors shall serve terms expiring at the third annual meeting of stockholders following the year of their election. If the number of Directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of Directors in each class as nearly equal as possible, but in no case will a decrease in the number of Directors shorten the term of any incumbent Director. Immediately prior to the first annual meeting of stockholders following the Trigger Date, the classification of the Board shall terminate, and each Director shall be elected to serve a term of one year, with each Director’s term to expire at the next annual meeting of stockholders.

(c)	A Director shall hold office until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, disqualification or removal from office. Directors need not be stockholders.

(d)	During any period when the holders of any outstanding series of Preferred Stock have the right to elect one or more Directors as provided for or fixed pursuant to the provisions of this Certificate of Incorporation (“Preferred Stock Directors”), upon the commencement, and for the duration, of the period during which such right continues: (i) the then-total authorized number of Directors shall automatically be increased by such specified number of Preferred Stock Directors, and the holders of the relevant series of Preferred Stock shall be entitled to elect the relevant Preferred Stock Directors pursuant to the provisions of the Board’s designation for the series of Preferred Stock; and (ii) each such Preferred Stock Director shall serve until such Preferred Stock Director’s successor shall have been duly elected and qualified, or until such Preferred Stock Director’s right to hold such office terminates pursuant to such provisions, whichever occurs earlier, subject to his or her earlier death, disqualification, resignation or removal. Except as otherwise provided by this Certificate of Incorporation, whenever the holders of any outstanding series of Preferred Stock having the right to elect one or more Preferred Stock Directors are divested of such right pursuant to the provisions of this Certificate of Incorporation, the terms of office of all such Preferred Stock Directors elected by the holders of such series Preferred Stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such Preferred Stock Directors, shall forthwith terminate and the total and authorized number of Directors shall be reduced accordingly.

Section 5.2 Vacancies and Newly Created Directorships. Subject to any limitations imposed by applicable law and the rights of the holders of any one or more series of Preferred Stock then outstanding, newly created directorships resulting from any increase in the authorized number of Directors or any vacancies on the Board resulting from death, resignation, disqualification, removal from office or other cause shall be filled only by the affirmative vote of a majority of the remaining Directors then in office, even if less than a quorum of the Board, and not by the stockholders. Any Director so chosen shall hold office until his or her successor shall be duly elected and qualified or until such Director’s earlier death, disqualification, resignation or removal. No decrease in the number of Directors shall shorten the term of any Director then in office.

Section 5.3 Resignations and Removal of Directors.

(a)	Any Director may resign at any time upon notice given in writing or by electronic transmission to the Board, the Chairman of the Board or the Secretary of the Corporation. Such resignation shall take effect upon delivery, unless the resignation specifies a later effective date or time or an effective date or time determined upon the happening of an event or events. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

(b)	Subject to the rights of the holders of one or more outstanding series of Preferred Stock to elect and remove one or more Preferred Stock Directors, (i) prior to the Trigger Date, the Board or any individual Director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote at an election of Directors, and (ii) from and after the Trigger Date, any Director, or the entire Board, may be removed, with or without cause, by the affirmative vote of at least a majority of the voting power of the stock outstanding and entitled to vote at an election of Directors; provided, however, that in each case, whenever the holders of any class or series are entitled to elect one or more Directors pursuant to this Certificate of Incorporation (including any Preferred Stock Directors), with respect to the removal without cause of a Director or Directors so elected, the vote of the holders of the outstanding shares of that class or series and not the vote of the outstanding shares as a whole shall apply.

ARTICLE VI
STOCKHOLDER ACTION

Section 6.1 Action by Written Consent. Any action required or permitted to be taken by the stockholders of the Corporation may be effected (i) at a duly called annual or special meeting of stockholders of the Corporation or (ii) until the Trigger Date, by an action by written consent in lieu of a meeting with the approval of the holders of outstanding shares of the capital stock of the Corporation having not less than the minimum voting power that would be necessary to authorize or take such action at a meeting at which all shares of the capital stock of the Corporation entitled to vote thereon were present and voted.

Section 6.2 Meetings of Stockholders.

(a)	An annual meeting of stockholders for the election of Directors to succeed those whose terms expire and for the transaction of such other business as may properly come before the meeting shall be held at such place, if any, on such date, and at such time as the Board shall determine.

(b)	Subject to any rights of the holders of any outstanding series of Preferred Stock, and to the requirements of applicable law, special meetings of stockholders of the Corporation may be called only by the chairperson of the Board, the chief executive officer of the Corporation, the Board pursuant to a written resolution adopted by a majority of the total number of Directors that the Corporation would have if there were no vacancies, or, prior to the Trigger Date, pursuant to a written resolution adopted by holders of a majority of the total voting power of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of Directors, voting together as a single class. Any business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.

(c)	Advance notice of stockholder nominations for the election of Directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws.

Section 6.3 No Cumulative Voting. There shall be no cumulative voting in the election of Directors.

ARTICLE VII
LIABILITY OF DIRECTORS AND OFFICERS

Section 7.1 No Personal Liability. No Director or officer of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director or officer, as applicable, except to the extent such an exemption from liability or limitation thereof is not permitted under the General Corporation Law as presently in effect or as the same may hereafter be amended. No amendment, modification, repeal or elimination of this Section 7.1 shall apply to or have any effect on the liability or alleged liability of any Director or officer of the Corporation for or with respect to any acts or omissions of such Director or officer occurring prior to such amendment, modification, repeal or elimination.

Section 7.2 Right to Indemnification.

(a)	To the fullest extent permitted by applicable law, the Corporation shall provide indemnification of (and advancement of expenses to) Directors, officers, employees and agents of the Corporation (and any other persons to which applicable law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such Directors, officers, employees, agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. Any amendment, repeal, modification or elimination of this Section 7.2 shall only be prospective and shall not affect the rights or protections or increase the liability of any Director, officer, employee or agent of the Corporation (or any other person) under this Section 7.2(a) in effect at the time of the alleged occurrence of any act or omission to act giving rise to indemnification.

(b)	This Section 7.2 shall not limit the right of the Corporation, to the extent and in the manner authorized or permitted by applicable law, to indemnify and to advance expenses to persons other than indemnitees.

(c)	The Corporation shall have the power to purchase and maintain Directors’ and officers’ liability insurance coverage, on terms reasonably satisfactory to the Board, to the fullest extent permitted by applicable law covering, among other things, violations of federal or state securities laws.

Section 7.3 Amendment or Repeal. Any amendment, repeal, modification or elimination of this Article VII, or the adoption of any provision of this Certificate of Incorporation inconsistent with this Article VII, shall not affect its application with respect to an act or omission by a Director or officer occurring before such amendment, adoption, repeal, modification or elimination.

ARTICLE VIII
AMENDMENT

Section 8.1 Amendment of Certificate of Incorporation. Subject to Sections 4.4 and 4.5, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by the General Corporation Law, and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, Directors or any other Persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended, are granted and held subject to this reservation. Notwithstanding anything to the contrary contained in this Certificate of Incorporation, and notwithstanding that a lesser percentage may be permitted from time to time by applicable law, prior to the Trigger Date no provision of Section 5.2, Section 5.3, Section 6.1, Section 6.2, Article VII, Section 8.2, Article IX or Article XI may be altered, amended or repealed in any respect, nor may any provision inconsistent therewith be adopted, unless in addition to any other vote required by this Certificate of Incorporation or otherwise required by applicable law, such alteration, amendment, repeal or adoption is approved by, in addition to any other vote otherwise required by applicable law, the affirmative vote of at least two-thirds of the total voting power of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of Directors, voting together as a single class, at a meeting of the stockholders called for that purpose.

Section 8.2 Amendment of Bylaws. In furtherance and not in limitation of the powers conferred by law, the Board is expressly authorized to make, alter, amend or repeal the Bylaws. Any adoption, amendment or repeal of the Bylaws by the Board shall require the approval of a majority of the authorized number of Directors. The stockholders shall also have power to adopt, amend or repeal the Bylaws; provided, however, that, in addition to any vote of the holders of any class or series of stock of the Corporation required by applicable law or by this Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of Directors, voting together as a single class.

ARTICLE IX
FORUM FOR ADJUDICATION OF DISPUTES

Section 9.1 Forum. Unless the Corporation consents in writing to the selection of an alternative forum, (a) the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any current or former Director, officer, employee or agent of the Corporation to the Corporation or the Corporation’s stockholders, or a claim of aiding and abetting any such breach of fiduciary duty, (iii) any action asserting a claim against the Corporation or any Director, officer, employee or agent of the Corporation arising pursuant to any provision of the General Corporation Law, this Certificate of Incorporation or the Bylaws, (iv) any action to interpret, apply, enforce or determine the validity of this Certificate of Incorporation or the Bylaws, (v) any action asserting a claim against the Corporation or any Director, officer, employee or agent of the Corporation that is governed by the internal affairs doctrine or (vi) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the General Corporation Law and (b) the federal district courts of the United States of America shall, to the fullest extent permitted by applicable law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder. Notwithstanding the foregoing, this Article IX shall not apply to claims seeking to enforce any liability or duty created by the Securities Exchange Act of 1934, or amended, or any other claim for which the U.S. federal courts have exclusive jurisdiction. Any Person purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to the provisions of this Article IX.

Section 9.2 Enforceability. If any provision of this Article IX shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provision in any other circumstance and of the remaining provisions of this Article IX (including, without limitation, each portion of any sentence of this Article IX containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable), and the application of such provision to other persons or entities or circumstances shall not in any way be affected or impaired thereby.

ARTICLE X
SEVERABILITY

If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; and (ii) to the fullest extent permitted by applicable law, the provisions of this Certificate of Incorporation (including, without limitation, each such portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its Directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by applicable law.

ARTICLE XI
CORPORATE OPPORTUNITY

Section 11.1 Corporate Opportunities.

(a)	In recognition and anticipation that (i) certain Directors, principals, officers, employees and/or other representatives of Bluescape Resources Company LLC (“Bluescape”) and its Affiliates (as defined below) may serve as Directors, officers, employees or agents of the Corporation, (ii) Bluescape and its Affiliates may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation, directly or indirectly, may engage, and (iii) members of the Board who are not employees of the Corporation (the “Non-Employee Directors”) and their respective Affiliates may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation, directly or indirectly, may engage, the provisions of this Article XI are set forth to regulate and define the conduct of certain affairs of the Corporation with respect to certain classes or categories of business opportunities as they may involve any of Bluescape, the Non-Employee Directors or their respective Affiliates and the powers, rights, duties and liabilities of the Corporation and its Directors, officers and stockholders in connection therewith.

(b)	None of (i) Bluescape or any of its Affiliates or (ii) any Non-Employee Director or his or her Affiliates (the Persons identified in (i) and (ii) above being referred to, collectively, as “Identified Persons” and, individually, as an “Identified Person”) shall, to the fullest extent permitted by law, have any duty to refrain from directly or indirectly (1) engaging in the same or similar business activities or lines of business in which the Corporation or any of its Affiliates now engages or proposes to engage or (2) otherwise competing with the Corporation or any of its Affiliates, and, to the fullest extent permitted by law, no Identified Person shall be liable to the Corporation or its stockholders or to any Affiliate of the Corporation for breach of any fiduciary duty solely by reason of the fact that such Identified Person engages in any such activities. To the fullest extent permitted by law, the Corporation hereby renounces any interest or expectancy in, or right to be offered an opportunity to participate in, any business opportunity that may be a corporate opportunity for an Identified Person and the Corporation or any of its Affiliates, except as provided in Section 11.1(c) of this Article XI. Subject to Section 11.1(c) of this Article XI, in the event that any Identified Person acquires knowledge of a potential transaction or other business opportunity that may be a corporate opportunity for itself, herself or himself and the Corporation or any of its Affiliates, such Identified Person shall, to the fullest extent permitted by law, have no duty to communicate or offer such transaction or other business opportunity to the Corporation or any of its Affiliates and, to the fullest extent permitted by law, shall not be liable to the Corporation or its stockholders or to any Affiliate of the Corporation for breach of any fiduciary duty as a stockholder, Director or officer of the Corporation solely by reason of the fact that such Identified Person pursues or acquires such corporate opportunity for itself, herself or himself, or offers or directs such corporate opportunity to another Person.

(c)	Notwithstanding the foregoing provisions of this Article XI, the Corporation does not renounce its interest in any corporate opportunity offered to any Non-Employee Director if such opportunity is expressly offered to such Non-Employee Director solely in his or her capacity as a Director or officer of the Corporation, and the provisions of Section 11.1(b) of this Article XI shall not apply to any such corporate opportunity.

(d)	In addition to and notwithstanding the foregoing provisions of this Article XI, a corporate opportunity shall not be deemed to be a potential corporate opportunity for the Corporation if it is a business opportunity that (i) the Corporation is neither financially or legally able, nor contractually permitted to undertake, (ii) from its nature, is not in the line of the Corporation’s business or is of no practical advantage to the Corporation or (iii) is one in which the Corporation has no interest or reasonable expectancy.

Section 11.2 Amendments. Neither the amendment, modification, repeal or elimination of this Article XI, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article XI, shall eliminate or reduce the effect of this Article XI in respect of any business opportunity first identified or any other matter occurring, or any cause of action, suit or claim that, but for this Article XI, would accrue or arise, prior to such amendment, modification, repeal, elimination or adoption. This Article XI shall not limit any protections or defenses available to, or indemnification or advancement rights of, any Director or officer of the Corporation under this Certificate, the Bylaws or applicable law.

ARTICLE XII
SECTION 203 OF THE GENERAL CORPORATION LAW

The Corporation shall not be governed by or subject to Section 203 of the General Corporation Law.

ARTICLE XIII
DEFINITIONS

As used in this Certificate of Incorporation, unless the context otherwise requires or as set forth in another Article or Section of this Certificate of Incorporation, the term:

(a)	“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person, provided that (i) neither the Corporation nor any of its subsidiaries will be deemed an Affiliate of any stockholder of the Corporation or any of such stockholders’ Affiliates unless and during such time that such stockholder holds a majority of the total voting power of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of Directors, voting together as a single class, and (ii) no stockholder of the Corporation will be deemed an Affiliate of any other stockholder of the Corporation, in each case, solely by reason of any investment in the Corporation (including any representatives of such stockholder serving on the Board).

(b)	“Class A LLC Unit” means a Class A Unit (as defined in the HoldCo LLC Agreement).

(c)	“Class C LLC Unit” means a Class C Unit (as defined in the HoldCo LLC Agreement).

(d)	“control” (including the terms “controlling” and “controlled”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of such subject Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.

(e)	“HoldCo” means Swiftmerge HoldCo LLC, a Delaware limited liability company, or any successor thereto.

(f)	“HoldCo LLC Agreement” means the Amended and Restated Limited Liability Company Agreement of HoldCo, as the same may be amended, restated, supplemented and/or otherwise modified from time to time.

(g)	“Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity.

ARTICLE XIV
INCORPORATOR

The incorporator of the Corporation is Tristan Yopp, whose mailing address is 300 Crescent Court, Suite 1860, Dallas, Texas 75201.

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IN WITNESS WHEREOF, this Certificate of Incorporation has been duly executed by the incorporator of the Corporation on this 13th day of December, 2024.

/s/ Tristan Yopp
Name:	Tristan Yopp
Title:	Chief Financial Officer

Signature Page to Certificate of Incorporation of AleAnna, Inc.